UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28975/October 21, 2009

_____
In the Matter of   :
                                         :
KAYNE ANDERSON CANADIAN ENERGY   :
   INCOME FUND, INC.   :
717 Texas Ave.   :
Suite 3100   :
Houston, TX 77002   :
                                         :
(811-21945)   :
                                         :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Kayne Anderson Canadian Energy Income Fund, Inc. filed an
application on July 17, 2009, and amended on September 2, 2009,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On September 25, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 29830). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                Florence E. Harmon
                                 Deputy Secretary